VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549

August 26, 2016

Re:    Assured Guaranty Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K filed August 3, 2016
File No. 001-32141

Dear Mr. Rosenberg:

Thank you for your letter dated August 16, 2016, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2015 (the "Form 10-K"), and Current Report on Form 8-K filed August 3, 2016 (the "Form 8-K"), for Assured Guaranty Ltd. (“AGL”, and together with its subsidiaries, “Assured Guaranty” or the “Company”).
We appreciate the Staff’s comments, which we reproduced below in italicized text in the order they appeared in the Staff’s comment letter. Our responses follow each comment.

Form 10-K for Fiscal Year Ended December 31, 2015
Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Earned Premiums, page 82

1. Given the significant increase in the line item ‘Acceleration of net earned premiums’ in the table of Net Earned Premiums from the prior year, please separately quantify for us the increase due to refunding or termination of insurance and change in the expected lives of the insured obligations and explain the reason(s) for the increase. This comment applies to the increase related to the quarters ended March 31, 2016 and June 30, 2016 as well.

Company Response:

The increase in net earned premiums due to accelerations is attributable to changes in the expected lives of insured obligations driven by (a) refundings of insured obligations or (b) terminations of insured obligations either through negotiated agreements or the exercise of our contractual rights to make claim payments on an accelerated basis.
Refundings occur in the public finance market and have been at historically high levels in recent years due primarily to the low interest rate environment, which has allowed many municipalities and other public finance issuers to refinance their debt obligations at lower rates. The premiums associated with the insured obligations of municipalities and other public finance issuers are generally received upfront when the obligations are issued and insured. When such issuers pay down insured obligations prior to their originally scheduled maturities, the Company is no longer on risk for payment defaults, and therefore accelerates the recognition of the nonrefundable unearned premiums remaining from the original upfront payment, as described in the Company's accounting policy on page 182 of the Form10-K.
Terminations are generally negotiated agreements with issuers resulting in the extinguishment of the Company’s insurance obligation with respect to the insured obligations. Terminations are more common in the structured finance asset class, but may also occur in the public finance asset class. While each termination may have different terms, they all result in the expiration of the Company’s insurance risk, such that the Company accelerates the recognition of the associated unearned premiums.
In future filings, when the variance is material, the Company will provide an explanation similar to the above, provide a breakdown of these two drivers of accelerations within the body of the table as shown below (see highlighted rows for additional breakout), and remove the footnote in favor of providing quantification of the components of the change.

	Year Ended		Quarter Ended		Quarter Ended
	December 31,		March 31,		June 30,
	2015	2014	2016	2015	2016	2015
	(in millions)
Financial guaranty:
Public finance
Scheduled net earned premiums and accretion	$308	$279	$69	$66	$73	$89
Accelerations
Refundings	294	133	79	40	83	96
Terminations	23	2	0	0	0	—
Total accelerations	317	135	79	40	83	96
Total public finance	625	414	148	106	156	185
Structured finance
Scheduled net earned premiums and accretion	125	152	25	34	24	34
Terminations	14	1	10	1	34	—
Total structured finance	139	153	35	35	58	34
Other	2	3	0	1	—	0
Total net earned premiums	$766	$570	$183	$142	$214	$219

Form 8-K filed August 3, 2016
Exhibit 99.1, page 10 and Exhibit 99.2, pages 4 and 5

2. You present full non-GAAP income statements to reconcile to your non-GAAP results, which is inconsistent with updated Compliance and Disclosure Interpretations 102.10 on Non-GAAP Measures issued on May 17, 2016. Please review this guidance when preparing your next earnings release and future periodic reports.

Company Response:

The Company reviewed the updated Compliance and Disclosure Interpretations (“CDI”) on Non-GAAP financial measures, as well as its previous SEC Staff comment letter response on this topic dated October 8, 2014, when preparing its earnings press release and periodic filings as of and for the periods ended June 30, 2016. The Company has made a number of changes to its disclosures as a result of that review. For example, the Company revised its reconciliations to show adjustments gross of their tax effect, and now shows the tax effects separately.

While management recognizes the changes made to the CDI in May 2016, the Company respectfully requests that the Staff reconsider management’s assessment of the appropriateness of its current disclosures, especially given the Staff’s recognition that “whether a non-GAAP measure is more prominent than the comparable GAAP measure depends on the facts and circumstances in which the disclosure is made”. We believe greater prominence is placed on the GAAP financial measures in our income reconciliation by virtue of the fact that the reconciliation starts with the GAAP amounts in the first column (bolded) and clearly labels the non-GAAP financial measures as non-GAAP.

We know that various users of our financial statements find the current presentation of our GAAP and non-GAAP results to be informative, useful and transparent because (a) it more accurately reflects the economics of the Company, (b) it is how management and analysts view the Company's performance, and (c) analysts’ models are based on a non-GAAP income statement. Below is an analysis of why management believes the Company’s current reconciliation of the components of GAAP and non-GAAP income is in compliance with non-GAAP rules. This analysis has been updated from the October 8, 2014, SEC comment letter response.

Background
Assured Guaranty’s operating subsidiaries are financial guaranty insurance companies that provide credit protection products for the benefit of holders of debt instruments and other monetary obligations in respect of defaults in scheduled payments of principal and interest. If an obligor defaults on a scheduled payment due on an obligation, the Company is required under its unconditional and irrevocable financial guaranty to pay the amount of the shortfall to the holder of the obligation. Although the Company’s contracts are written in various forms and may include the insurance of a monetary obligation of a variable interest entity, what the Company guarantees is payment upon the failure of an obligor to make payment on a debt instrument or other monetary obligation when such payment is due. The various state insurance departments that regulate the financial guaranty industry and the rating agencies that assign financial strength ratings to financial guaranty companies consider our financial guaranties to be insurance contracts that should be presented as such under one consistent insurance accounting model. This is consistent with management’s view and with the views of our investors and analysts.

GAAP accounting rules have evolved over the years, often as a response to actual or perceived issues in a broad range of industries. In 2009, when the FASB's financial guaranty industry-specific guidance became effective with the intent to eliminate some of the diversity in accounting practice in the industry, its scope did not include the Company’s contracts written in derivative form, despite the economic similarities of these contracts to those written in the form of a financial guaranty insurance contract. As a result, the Company records changes in the fair value of the contracts that are considered derivatives under GAAP rules in its GAAP reported net income even though the contractual terms of these contracts do not permit the Company to unilaterally exit them. Movements in fair value that are in excess of the present value of expected losses are non-economic and will reverse as the contracts approach their maturities. These changes can be significant.

In 2010, the FASB's new rules regarding the consolidation of variable interest entities became effective, but again did not scope out financial guaranty contracts. This resulted in a third GAAP accounting model for economically similar contracts, which has a significant effect on many of the components of GAAP reported net income. The Company’s economic exposure under a consolidated FG VIE is the same as that of a financial guaranty insurance contract.

Derivative and VIE consolidation rules are the most significant drivers of non-economic volatility in our GAAP reported income statement. We believe that while these rules are valuable in reporting the economics of certain types of financial instruments in other financial services industries, they do not fully consider the unique characteristics of financial guaranty contracts.

Because management, investors, analysts, and insurance regulators view us as an insurance company whose results should be measured consistently regardless of contract form or structure, the Company has developed non-GAAP operating income measures in order to present all contracts under the financial guaranty insurance accounting model in ASC 944. We believe that the GAAP financial guaranty insurance accounting model, which was developed specifically for our industry, is the accounting model that most clearly reflects the economics of our business.

There have been many published reports by analysts and rating agencies that highlight the lack of transparency the derivative and consolidation of variable interest entity accounting models create in determining the economics of the Company’s business. Analysts have communicated their dissatisfaction with these GAAP rules (as they apply to financial guaranty companies) and indicated that they rely on the company’s non-GAAP financial statements because they more accurately reflect the Company’s economic exposure. The disclosures that management currently presents for its non-GAAP measures were formulated in response to requests by users of our financial statements for help in understanding the effect that these and other pronouncements have had on each component of net income.

Over the years, management has devoted much time and effort to creating supplemental disclosures to provide essential information to users that present a more economic view of the results of operations and financial condition, while still complying with SEC rules and regulations, and in a way that disseminates the information timely and consistently to all users in accordance with Regulation FD. We believe that users of our financial statements understand these adjustments and incorporate them in their analysis of the Company’s results.

Compliance with non-GAAP disclosure rules
The primary purpose of the reconciliation between the components of GAAP reported net income and non-GAAP earnings is to present the required reconciliation between each non-GAAP financial measure included in operating income and its most directly comparable GAAP financial measure. We believe that our presentation, while in the form of an income statement, does not place undue prominence on our non-GAAP financial measures, because equal if not greater prominence is placed on the GAAP financial measures by virtue of the fact that the reconciliation starts with the GAAP amounts in the first column (bolded) and clearly labels the non-GAAP financial measures as non-GAAP. For these reasons, we believe this presentation fulfills the requirements of Item 10(e)(1)(i)(A) of Regulation S-K.

Since most line items in the GAAP reported income statement are affected by the non-GAAP to GAAP reconciliation, management believes that it is beneficial to users to have all the components of non-GAAP operating income and GAAP reported net income in one place. Management believes that the benefit to the user of having all components of non-GAAP operating income in one place (even those few line items that have no non-GAAP adjustments) in an easily understandable format far outweighs any potential confusion. It allows the user to easily find the amounts necessary to calculate financial ratios such as the expense ratio and the effective tax rate on both a GAAP reported basis and a non-GAAP basis. Such analysis would be more difficult if we presented separate reconciliations or excluded line items from the presentation. Users would be required to search filings for components necessary to calculate these and other ratios. We know from our discussions with our financial statement users that this schedule is informative and they have commented on its usefulness. In fact, if the Company no longer prepared the non-GAAP income statement format, they would undoubtedly attempt to compile it themselves which would lead to additional confusion and diversity in practice and reduced transparency. We believe that providing this comprehensive reconciliation and presentation fulfills the requirement in Item 10(e)(1)(i)(B), and is responsive to the needs of our financial statement users.

In addition to the quantitative reconciliation, the Company provides extensive qualitative disclosure describing the adjustments to GAAP reported net income and the reasons for each, along with the primary purposes of the non-GAAP financial measures in the section labeled “Explanation of Non-GAAP Financial Measures” in Exhibits 99.1 and 99.2 of the Form 8-K. This satisfies the requirements in Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D).

It is the same format provided to and used by the Board of Directors and executive management of the Company in their oversight and decision making roles. It is our strong belief that this presentation is useful to analysts, investors and other users of the financial statements, conveys management’s view of the results of operations, and is not prohibited by Item 10(e)(1)(i).

To that end, the Company respectfully requests that the Staff consider the Company’s facts and circumstances, particularly the three separate accounting models applicable in the Company’s small industry, the extent of the non-GAAP adjustments developed by the Company in response, the fact that such adjustments affect the majority of the lines of the income statement and the presentation of the GAAP measures first and in bold, and to accept the Company’s proposal to continue the use of this presentation.

In summary, the Company believes that it has complied with the applicable rules and the Staff’s interpretation of such rules.

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In connection with its responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
You may contact Teresa Muñoz at (212) 893-7317, or me at (212) 261-5511 or (441) 278-6633, if you have any questions regarding our response to your comments.

Sincerely,

By:    /s/ Robert A. Bailenson
Name: Robert A. Bailenson
Title: Chief Financial Officer

cc:	Sasha Parikh, Senior Staff Accountant, Division of Corporate Finance
Sharon Blume, Accounting Branch Chief, Division of Corporate Finance
Laura Bieling, Managing Director / Controller
William Findlay, Managing Director of Accounting Policy
Teresa Muñoz, Managing Director, Financial Reporting